September 25, 2008

Kevin W. Vaughn, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Re: Federal Home Loan Bank of Seattle

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 28, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2008

Filed August 13, 2008

File No. 000-514006

Dear Mr. Vaughn:

The Federal Home Loan Bank of Seattle (the "Seattle Bank") is pleased to respond to the Securities and Exchange Commission (the "Commission") staff's review of our financial statements and related disclosures in our Form 10-Q for the quarterly period ended June 30, 2008 ("the Q2 2008 10-Q") and our Form 10-K for the fiscal year ended December 31, 2007. As requested, we are both providing responses to the specific comments in your September 2, 2008 letter ("SEC Letter") to us and including excerpts of proposed disclosures that will be covered in our future periodic filings beginning with our Form 10-Q for the quarterly period ended September 30, 2008 ("the Q3 2008 10-Q").

The staff's comments from the SEC Letter are in bold below and our responses and proposed disclosures follow each comment.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Note 2. Held-To-Maturity Securities

Mortgage-Backed Securities, page 11

We note unrealized losses on your private-label mortgage-backed securities have increased substantially from December 31, 2007 to June 30, 2008. It appears that due to the significant credit enhancements on these securities, which include insurance wraps, you have concluded that you will receive all amounts due in accordance with the contractual terms of the securities and have concluded that the entire decline in market value is temporary and have not recorded any loss. Please revise your future filings beginning in your next Form 10-Q to address the following:

1. Please revise to provide a table, similar to the table included on page 11, which discloses the unrealized loss for private-label residential mortgage-backed securities by credit rating and vintage. Also, separately disclose the average amount of credit enhancement and the amount of monoline insurance by percentage or dollar amount for each vintage.

The Seattle Bank will revise the referenced table to include unrealized losses by credit rating and vintage, as well as include requested information regarding the amount of credit enhancement and the amount of monoline insurance. As an example of the disclosures the Seattle Bank will provide in future periodic filings, we have modified the referenced table (and its introductory paragraph) included in our Q2 2008 10-Q to cover the requested disclosure as follows:

Our investments in private label residential mortgage-backed securities were rated "AAA" (or its equivalent) by a nationally recognized statistical rating organization, or NRSRO, such as Moody's or Standard & Poor's, or S&P, at their respective purchase dates. The "AAA"-rated securities achieve their ratings through credit enhancement, primarily over-collateralization and senior-subordinated shifting interest features; the latter results in subordination of payments to junior classes to ensure cash flows to the senior classes. The following table summarizes the par value of our private label residential mortgage-backed securities by credit rating and year of issuance, as well as the weighted-average credit enhancement on the applicable securities as of June 30, 2008. The weighted-average credit enhancement is the weighted average percent of par value of subordinated tranches and over-collateralization currently in place in the security structures that will absorb losses before our investments incur a loss.

	As of June 30, 2008
	Par Value
Private Label Residential Mortgage-Backed Securities	AAA	A	B+	Subtotal	Unrealized Loss	Current Weighted-Average Credit Enhancement
(in thousands, except percentages)

Prime - Year of Issuance:
2003 and earlier	$ 1,129,357			$ 1,129,357	$ (71,096)	6.79
2004	285,483			285,483	(11,110)	5.53
Total Prime	$ 1,414,810			$ 1,414,810	$ (82,206)

Alt-A - Year of Issuance:
2003 and earlier	$ 463,610	$ 3,968 (1)	$	$ 467,577	$ (24,820)	6.97
2004	241,915			241,915	(13,744)	5.94
2005	307,530		10,488 (2)	318,018	(57,144)	37.93
2006	1,100,367			1,100,367	(280,306)	47.61
2007	1,891,549			1,891,549	(445,931)	38.50
2008	772,035			772,035	(38,030)	33.87
Total Alt-A	$ 4,777,006	$ 3,968	$ 10,488	$ 4,791,461	$ (859,975)

Total Par Value	$ 6,191,486	$ 3,968	$ 10,488	$ 6,206,302	$ (942,181)

1. Consists of two investments rated "A" by S&P, with unrealized losses of $59,000. These two investments include credit enhancements provided by a monoline insurer, MBIA, which guarantees the timely principal and interest if these payments cannot be satisfied by the cash flows of the underlying mortgage loan pool. As of June 30, 2008, we had no other investments that were credit enhanced by monoline insurers.

2. Consists of one investment rated "BB+" by S&P, with an unrealized loss of $3.8 million.

2. Please revise to disclose your total monoline exposure by counterparty including their current S&P rating and their S&P rating outlook.

As noted in the Seattle Bank's response to Comment 1 above and the proposed disclosures, as of June 30, 2008 the Seattle Bank held less than $4.0 million in assets with unrealized losses on those assets of $59,000 that that had been credit enhanced by monoline insurers. Given the immateriality of these investments and exposure amounts, we do not believe it is necessary to disclose the monoline insurer's credit rating. The following proposed disclosure will be inserted in the referenced section in future periodic filings above the paragraph beginning, "As of June 30, 2008, the results of our other-than-temporary impairment analysis indicate..."

As of June 30, 2008, the Seattle Bank held less than $4.0 million in investments with unrealized losses on those investments of $59,000 that had been credit enhanced by a monoline insurer, MBIA. While we expect the monoline insurer to be able to meet its contractual obligations, we also have additional credit enhancements on these securities such that we expect to collect all amounts due according to their contractual terms, as well as the principal and interest due on the investment rated "BB+". At this time the Seattle Bank does not anticipate investing for the foreseeable future in additional securities with credit protection provided by monoline insurers in any material amount.

3. Please revise to disclose how you consider the collectability of amounts that would be recovered from monoline insurers in your other-than-temporary impairment analysis.

Please see response to Comment 2 above.

4. Please revise to discuss the risks to capital if you are required to record significant impairment charges on your securities.

The Seattle Bank will revise this disclosure in its future periodic filings to cover the requested disclosure. As an example of the disclosure we will use in future filings, we have modified the paragraph in our Q2 2008 10-Q that begins, "As of June 30, 2008, the results of our other-than-temporary analysis..." as follows:

As of June 30, 2008, the gross unrealized losses on our investments in held-to-maturity securities totaled $988.9 million, primarily relating to private-label MBS investments. We believe these gross unrealized losses were primarily due to unusually wide mortgage asset spreads generally resulting from an illiquid market, as opposed to deterioration in the fundamental credit quality of these securities, which caused these assets to be valued at significant discounts to their acquisition costs. As of June 30, 2008, the results of our other-than-temporary impairment analysis indicated that, given the creditworthiness of the underlying collateral, we will receive all amounts due related to our investments in held-to-maturity securities in accordance with contractual terms. In addition, we have the ability and intent to hold these securities to recovery, which may not be until maturity. However, should market conditions and performance of mortgage assets continue to deteriorate, we could incur a material other-than-temporary impairment on certain of our securities, which could significantly impact our net income, retained earnings and total shareholders' equity. A significant impairment could cause the Seattle Bank to be out of compliance with regulatory capital requirements, which could result, among other things, in the restriction of dividends or other actions being imposed on the Seattle Bank by our regulator.

We acknowledge that the Seattle Bank is responsible for the adequacy and accuracy of the disclosures in our filings and that the Commission staff's comments or changes to our disclosures in response to the Commission staff's comments do not prevent the Commission from taking any action with respect to our filings. In addition, we also acknowledge that we may not assert the Commission staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the accounting or disclosures for the securities discussed herein, please call me at (206) 340-2354 or Daphne Kelley, Controller at (206) 340-2421.

Sincerely,
/s/ Christina J. Gehrke
Christina J. Gehrke Senior Vice President, Chief Accounting and Administrative Officer

Cc: PricewaterhouseCoopers LLP

Perkins Coie LLP